                                   FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Mark One)

/X/        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the Year Ended December 31, 1999

   / /     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from ______________ to ______________

Commission File No. 1-9753

           A.   Full title of the plan:

                Georgia Gulf Corporation Savings and Capital Growth Plan

                (referred to herein as the "Plan")

           B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                Georgia Gulf Corporation
                Suite 595
                400 Perimeter Center Terrace
                Atlanta, GA 30346
                (770) 395-4500

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

            GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                                       Georgia Gulf Corporation
                                                       (plan administrator)

                                                       By:  /s/ JOEL I. BEERMAN
                                                            -------------------------------
                                                            Joel I. Beerman
                                                            Vice President

June 26, 2000

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN

Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                       FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................       3

FINANCIAL STATEMENTS........................................       4

    Statements of Net Assets Available for Plan
     Benefits--December 31, 1999 and 1998...................       4

    Statements of Changes in Net Assets Available for Plan
     Benefits for the Years Ended
      December 31, 1999 and 1998............................       5

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE..................       6

SCHEDULE SUPPORTING FINANCIAL STATEMENTS....................      12
Schedule I:  Schedule H, Line 4i--Schedule of Assets Held
             for Investment Purposes--December 31, 1999.....      12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

    We have audited the accompanying statements of net assets available for plan benefits of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             Arthur Andersen LLP

Atlanta, Georgia
June 22, 2000

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Investments...............................................  $183,120,840   $157,020,777
  Employer contribution receivable..........................     1,657,338              0
                                                              ------------   ------------
                                                              $184,778,178   $157,020,777
                                                              ============   ============

        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
ADDITIONS:
  Investment income:
    Net appreciation........................................  $ 19,357,679   $  4,526,020
    Interest................................................       597,663        293,022
    Dividends...............................................     8,682,914        760,698
                                                              ------------   ------------
                                                                28,638,256      5,579,740
                                                              ------------   ------------
  Contributions:
    Participant.............................................     4,239,400      4,283,951
    Company.................................................     3,377,187      3,224,166
                                                              ------------   ------------
                                                                 7,616,587      7,508,117
                                                              ------------   ------------
  Transfer from North American Plastics Plan (Note 1).......     4,648,461              0
                                                              ------------   ------------
  Other.....................................................        52,062              0
                                                              ------------   ------------
        Total additions.....................................    40,955,366     13,087,857

DEDUCTIONS:
  Benefits paid to participants or beneficiaries............   (13,197,965)    (9,437,932)
                                                              ------------   ------------
NET INCREASE................................................    27,757,401      3,649,925

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year.........................................   157,020,777    153,370,852
                                                              ------------   ------------
  End of year...............................................  $184,778,178   $157,020,777
                                                              ============   ============

        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1.  PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

GENERAL

The Plan was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company") from Georgia-Pacific Corporation. The Plan is a defined contribution plan maintained by INVESCO Trust Company (the "Trustee") and covers substantially all salaried employees of the Company. In 1998, the Company acquired North American Plastics, Inc. and became the plan sponsor of the North American Plastics, Inc. Profit Sharing Plan ("NAPP"). The assets of NAPP were merged into the Plan effective April 1, 1999. The employees of North American Plastics, Inc. became eligible to participate in the Plan effective January 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

    CAPITAL GROWTH ACCOUNT

    All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants' annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service ("IRS") regulations and are vested immediately. Pursuant to an amendment effective October 1, 1995, the contributions are participant-directed. Participants may change their investment elections monthly.

    Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

    SAVINGS ACCOUNT

    All full-time salaried employees may elect to participate in the Savings Account at the beginning of any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 14% of their eligible compensation, as defined by the Plan. The Company matches 50% of participants' pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

    service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if an employee leaves the Company due to death, disability, or retirement at age 60 or later. All forfeited balances are used to reduce future company matching contributions. Contributions to the Savings Account may be invested in any investment option offered by the Plan, and participants may change their investment elections monthly.

    PRIOR PLAN ACCOUNT

    Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts are automatically invested in the Total Return Fund.

    When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

    Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

INVESTMENT FUNDS

Assets held in the Plan as of December 31, 1999 are invested by the Trustee in one or more of the following investment fund options, offered by the Plan, as directed by participants and/or plan management.

    TOTAL RETURN FUND

    A fund comprised of units in the INVESCO Total Return Fund, a mutual fund, which invests in stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

    STABLE VALUE FUND

    A fund comprised of units in the ITC Stable Value Fund, a collective trust, which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed investment contracts that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair values, as determined by the Trustee of the collective trust which, in the case of such investments providing for such payments or withdrawals without penalties, are generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

    STOCK FUND

    A fund comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.

    SMALL COMPANY FUND

    A fund comprised of an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

    EUROPACIFIC GROWTH FUND

    A fund comprised of units in the American Funds Europacific Growth Fund. This mutual fund invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

    GEORGIA GULF STOCK FUND

    A fund comprised of the Company's common stock.

    IDS NEW DIMENSIONS FUND

    A mutual fund comprised of units in the IDS New Dimensions Fund. This fund invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

    VANGUARD 500 INDEX FUND

    A fund comprised of units in the Vanguard 500 Index Fund. This is a mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

BENEFITS

If termination is due to death, benefits are payable to the designated beneficiary. Distributions to participants are made only upon termination of service.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

ADMINISTRATIVE EXPENSES

Administrative expenses, including trustee fees, were borne by the Company.

PLAN TERMINATION

In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of plan members and beneficiaries.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION

Investments in the Plan are stated at fair market value based on current security exchange prices. In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net appreciation (depreciation) from investments as of December 31, 1999 and 1998:

                                                        1999          1998
                                                     -----------   -----------
Net appreciation (depreciation) in fair value of
  Georgia Gulf Corporation common stock............  $15,442,346   $(9,334,787)
Net gain from mutual funds.........................    3,915,333    13,860,807
                                                     -----------   -----------
                                                     $19,357,679   $ 4,526,020
                                                     ===========   ===========

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

3.  INVESTMENTS

The following investments represent 5% or more of the Plan's net assets at December 31, 1999 and 1998, respectively:

                                                       1999           1998
                                                   ------------   ------------
INVESCO Total Return Fund........................  $ 62,865,224   $ 75,798,169
INVESCO Stable Value Fund........................    18,006,651     15,900,553
Dodge & Cox Stock Fund...........................    13,268,551     12,643,843
American Funds Europacific Growth Fund...........     9,515,082      3,864,352
IDS New Dimensions Fund..........................    16,915,111     13,253,455
Vanguard 500 Index Fund..........................    12,290,770      8,610,686
Georgia Gulf Stock Fund..........................    38,542,056     13,460,912
                                                   ------------   ------------
                                                   $171,403,445   $143,531,970
                                                   ============   ============

4.  NONPARTICIPANT-DIRECTED INVESTMENTS (UNAUDITED)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 1999 and 1998 and for the years then ended.

                                                        1999          1998
                                                     -----------   -----------
Net assets:
  Total Return Fund--Mutual Fund...................  $31,361,342   $34,291,058
                                                     -----------   -----------
Changes in net assets:
  Dividends........................................  $ 2,058,637   $         0
  Net appreciation (depreciation)..................   (2,450,071)    4,226,957
  Benefit payments.................................   (2,515,838)   (2,147,349)
  Other............................................      (22,444)            0
                                                     -----------   -----------
                                                     $(2,929,716)  $ 2,079,608
                                                     ===========   ===========

5.  TAX STATUS

The Plan obtained its latest determination letter on November 19, 1999, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  SUBSEQUENT EVENTS

In 1999, the company acquired CONDEA Vista Company and assumed all obligations of the Savings and Investment plan of CONDEA Vista Company ("VISTA Plan"). Effective February 1, 2000, the assets of the VISTA Plan were rolled into the Plan in the amounts of $22,539,402 and $857,587 on February 1, 2000 and March 20, 2000, respectively. CONDEA Vista Company employees are eligible to participate in the Plan, effective January 1, 2000.

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

Effective May 1, 2000, the Plan added the Technology Stock Fund option to the Plan and removed the Stable Value Fund and Small Company Fund options due to poor performance. In addition, effective May 1, 2000, participants may elect to change their investment elections on a daily basis.

                                                                      SCHEDULE I

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

      SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999

                                                                                                            CURRENT
IDENTITY OF ISSUER                               DESCRIPTION OF INVESTMENTS                 COST             VALUE
------------------                   --------------------------------------------------  -----------      ------------
                                     Collective trust:

* INVESCO TRUST COMPANY                Stable Value Fund, shares or face value,
                                         18,006,651                                      $          (a)   $ 18,006,651
                                                                                         -----------      ------------

                                     Mutual funds:

* INVESCO FUNDS GROUP                  INVESCO Total Return Fund:

                                         Nonparticipant-directed, shares or face value,
                                           1,082,919                                      33,228,094        31,361,342

                                         Participant-directed shares or face
                                           value,1,087,841                                          (a)     31,503,881

IDS                                    New Dimensions Fund, shares or face value,
                                         472,357                                                    (a)     16,915,111

DODGE & COX                            Dodge & Cox Stock Fund, shares or face value,
                                         131,999                                                    (a)     13,268,551

VANGUARD                               500 Index Fund, shares or face value, 90,821                 (a)     12,290,770

UAM                                    UAM Small Company Fund, shares or face value,
                                         360,565                                                    (a)      7,488,931

AMERICAN FUNDS                         Europacific Growth Fund, shares or face value,
                                         223,045                                                    (a)      9,515,083
                                                                                         -----------      ------------

                                           Total mutual funds                             33,228,094       122,343,669
                                                                                         -----------      ------------

                                     Notes and mortgages:

* VARIOUS PLAN PARTICIPANTS            Participant loans (with interest rates ranging
                                         from 8.75% to 9.5%), shares or face value,
                                         4,228,465                                                  (a)      4,228,464
                                                                                         -----------      ------------

                                     Common stock:

* GEORGIA GULF CORPORATION             Georgia Gulf Corporation common stock, shares or
                                         face value, 1,225,680                                      (a)     38,542,056
                                                                                         -----------      ------------

                                           Total investments                             $33,228,094      $183,120,840
                                                                                         ===========      ============

------------------------------

*   Represents a party in interest.

(a) Participant-directed.

         The accompanying notes are an integral part of this schedule.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    As independent public accountants, we hereby consent to the incorporation of our report dated June 22, 2000 included in this Form 11-K into the Company's previously filed Registration Statements on Form S-8, File No. 33-14696, File No. 33-40952, File No. 33-27365, File No. 33-42008, File No. 33-42190, File
No. 33-56711, and File No. 33-64749.

                                                             Arthur Andersen LLP

Atlanta, Georgia
June 26, 2000